Dale E. Short — (310) 789-1259 — dshort@troygould.com	File No. 3218-1

December 28, 2011

VIA EDGAR

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ImmunoCellular Therapeutics, Ltd. Registration Statement on Form S-1/A Filed December 22, 2011 File No. 333-178211

Dear Mr. Riedler:

In a telephone call earlier today, Mr. Gahrib of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) commented on the Registration Statement on Form S-1/A filed on December 22, 2011 by ImmunoCellular Therapeutics, Ltd. (the “Company”).

In response to the Staff’s comment, the Company hereby undertakes to revise the risk factor heading on page 15 of the preliminary prospectus to read in its entirety as follows:

Risks Related to this Offering

If our involvement in a November 2, 2011 interview with our Chairman of the Board of Directors that was subsequently published on the Internet is held to be in violation of the Securities Act of 1933, we could be required to repurchase the securities sold in this offering. In making an investment decision, the statements made in the interview should not be considered in isolation, and you should read this entire prospectus carefully before determining whether to purchase our securities.

Similarly, the Company undertakes to revise the legend on the top of page A-1 of the preliminary prospectus as follows:

The following is a reprint of the November 2, 2011 interview with Dr. Yu, our Chairman of the Board and Chief Scientific Officer, referred to in the risk factor appearing on page 15 of this prospectus and captioned “If our involvement in a November 2, 2011 interview with our Chairman of the Board of Directors that

Jeffrey Riedler

December 28, 2011

was subsequently published on the Internet is held to be a violation of the Securities Act of 1933, we could be required to repurchase the securities sold in this offering. In making an investment decision, the statements made in the interview should not be considered in isolation, and you should read this entire prospectus carefully before determining whether to purchase our securities. You should read the foregoing risk factor in conjunction with the information contained in the interview.

If these changes are acceptable, the Company will promptly file a pre-effective amendment to the Registration Statement or a final prospectus, as appropriate, to reflect these changes.

Very truly yours,

/s/ Dale E. Short

DES/tms

Cc:	Johnny Gahrib (SEC)